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PRESS RELEASE	Stockholm, September 12, 2002

Organizational changes and new appointments at Electrolux

(Elux) In order to continue to improve the Group’s financial performance, increase the focus on Group priorities and leverage the total strength of the Group, Hans Stråberg, President and CEO of Electrolux, has announced a number of organizational changes that will be implemented immediately:

Bengt Andersson and Johan Bygge are appointed Senior Executive Vice Presidents, and will together with CEO Hans Stråberg form a group to drive Group strategy and key processes, including product development, purchasing, brands and talent management. One important task will be to establish and extend global product and sourcing councils for white goods and the outdoor product lines.

Johan Bygge is appointed Head of a new sector, White goods outside Europe and North America. Andrew Bentley will remain President of Electrolux Home Products International and will continue to be responsible for all operations, reporting to Johan Bygge.

Bengt Andersson will have operational responsibility for all Group Outdoor Products and is appointed Sector Head for both the Consumer Outdoor Products and Professional Outdoor Products sectors. Johan Bygge will remain Head of Consumer Outdoor Products outside North America, and Bob Cook will be Head of Consumer Outdoor Products in North America.

Bob Cook will focus on expanding consumer outdoor products in North America, and will remain head of the North American white-goods operation until a successor is appointed.

All sector and staff heads will continue to report directly to CEO Hans Stråberg.

The Group’s organization will include the following sectors:

Consumer Durables
EHP Europe (White goods Europe)
EHP North America (White goods North America)
EHP International (White goods outside of Europe and North America)
Floor Care and Small Appliances
Consumer Outdoor Products

Professional Products
Professional Outdoor Products
Professional Indoor Products

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEBSITE
SE-105 45 STOCKHOLM	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com
SWEDEN

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The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2001, Electrolux had sales of SEK 135.8 billion and 87,000 employees.

Further information
Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX (PUBL)
MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEBSITE
SE-105 45 STOCKHOLM	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com
SWEDEN